SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1
CA/CAAS Rua da Quitanda, 196, 25º andar, Centro, Rio de Janeiro – RJ Tel.: (21) 2514-5641

CERTIDÃO

EXTRATO DA ATA DA OCTINGENTÉSIMA VIGÉSIMA SEGUNDA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO DA CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

Certifica-se, para os devidos fins, que, aos trinta dias do mês de novembro do ano de dois mil e dezoito, às 9h, o Conselho de Administração da da Centrais Elétricas Brasileiras S.A. – Eletrobras se reuniu no Escritório da companhia situado no Edifício SP Trade, Rua Funchal nº 375, 14º andar, Vila Olímpia, São Paulo – SP. Assumiu a presidência dos trabalhos, em caráter interino, o Conselheiro EDVALDO LUÍS RISSO, mediante indicação do Conselheiro JOSÉ GUIMARÃES MONFORTE, nos termos do item 4.8 do Regimento Interno do Conselho, tendo participado ainda os Conselheiros WILSON FERREIRA JR., WALTER BAÈRE DE ARAUJO FILHO, MANOEL ARLINDO ZARONI TORRES, MAURO GENTILE RODRIGUES DA CUNHA, CARLOS EDUARDO RODRIGUES PEREIRA, ELVIRA BARACUHY CAVALCANTI PRESTA, JOSÉ PAIS RANGEL e ARIOSTO ANTUNES CULAU. 13. APRESENTAÇÕES:Foi realizada a seguinte apresentação de cunho informativo: c) Reporte sobre Resultado da Avaliação Anual Independente dos Administradores da Eletrobras e de suas controladas. A apresentação foi conduzida pela consultoria PwC, contando-se com o apoio do gestor da Superintendência de Estratégia, Gestão Empresarial e Sustentabilidade - PRE. No curso da exposição, os Conselheiros dirimiram dúvidas e debateram entre si o assunto. A presente certidão é lavrada e assinada por mim, BRUNO KLAPPER LOPES, Secretário de Governança da Eletrobras.

Rio de Janeiro, 30 de outubro de 2019.

BRUNO KLAPPER LOPES
Secretário de Governança

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.